

Mail Stop 3561

August 9, 2016

David M. Khani
Chief Financial Officer
Cone Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **Cone Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed February 18, 2016 and August 4, 2016**
> **File No. 1-36635**

Dear Mr. Khani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended December 31, 2015

Consolidated Statements of Partners' Capital and Parent Net Investment, Page 71

1. Please tell us why you did not present a statement of partners' capital and parent net investment for fiscal 2013 since you present a statement of operations for fiscal 2013. Refer to Rule 3-04 of Regulation S-X for guidance.

2. We note you have negative balances related to your subordinate units and general partner interest. Please tell us how you determined the allocation of the distribution of the proceeds in fiscal 2014 between the various partners' capital accounts and why no amounts were allocated to noncontrolling interest.

3. We note your disclosure in footnote 2 that the investment by your partners and noncontrolling interest holders includes outstanding cash calls. Please tell us how you accounted for these cash calls and the guidance you relied upon.

Note 2 – Significant Accounting Policies

Variable Interest Entities, page 76

4. Please disclose how your involvement with the variable interest entities affects your financial position, financial performance and cash flows. Refer to ASC 810-10-50-2AA.d.

Exhibits 31.1 and 31.2

5. You have continued to omit the introductory language in paragraph 4 referring to internal control over financial reporting, after the end of the transition period that allowed for this omission. Please revise your certifications to present them in the exact form required in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q filed after December 31, 2015.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Note 1 - Description of Business, Initial Public Offering and Basis of Presentation

Basis of Presentation, page 8

6. We note you did not include the statements required by Rule 10-01(8) of Regulation S-X regarding (i) whether the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods and (ii) whether such adjustments are of a normal recurring nature. Please provide the required disclosure in future filings.

Note 3 – Net Income per Limited Partner and General Partner Interest, pages 13-14

7. Please show us how you retroactivity applied the guidance in ASU 2015-06, Earnings per Share, to the year ended December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

                              Sincerely,

                              /s/ William H. Thompson

                              William H. Thompson
                              Accounting Branch Chief
                              Office of Consumer Products